VIA EDGAR

Mr. Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	DFC Global Corp.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 29, 2011

Proxy Statement on Schedule 14A

Filed October 13, 2011

Forms 10-Q for the Quarterly Periods ended September 30, 2011 and December 30, 2011

Filed November 7, 2011 and February 9, 2012

File No. 000-50866

Dear Mr. Schiffman:

On behalf of DFC Global Corp. (the “Company”), this letter is being submitted in reference to your letter to Jeffrey A. Weiss, Chairman of the Board and Chief Executive Officer of the Company, dated June 14, 2012 (the “Comment Letter”), with respect to the above filings. The Company respectfully requests a 20 business day extension, from the original due date of June 28, 2012, to July 27, 2012, to respond to the inquiries contained in your Comment Letter. Please confirm your acceptance of the Company’s revised submission date by email to Bill.Athas@dfg.com or, if you wish to discuss this request directly, please call me at (610) 640-5928.

Sincerely,

/s/ William M. Athas

William M. Athas
Senior Vice President – Finance, Corporate Controller and Chief Accounting Officer